PROSPECTUS SUPPLEMENT (to prospectus dated September 16, 2009 and the prospectus supplements dated September 25, 2009, October 9, 2009, October 16, 2009, January 6, 2010, and January 14, 2010)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-150655

BIOMET, INC.

$775,000,000 10% Senior Notes due 2017

$775,000,000 10  3/8%/11 1/ 8% Senior Toggle Notes due 2017

$1,015,000,000 11  5/8% Senior Subordinated Notes due 2017

This prospectus supplement updates and supplements the prospectus dated September 16, 2009 and the prospectus supplements dated September 25, 2009, October 9, 2009, October 16, 2009, January 6, 2010, and January 14, 2010.

See the “Risk Factors” section beginning on page 5 of the prospectus and the “Risk Factors” section in our Quarterly Reports on Form 10-Q filed with the SEC on October 9, 2009 and January 14, 2010 for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes affected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

The date of this prospectus supplement is April 14, 2010.

1

BIOMET ANNOUNCES FINANCIAL RESULTS FOR THIRD QUARTER OF FISCAL YEAR 2010

WARSAW, Ind., April 14, 2010 – Biomet, Inc. announced today financial results for its third fiscal quarter ended February 28, 2010.

•	Net sales increased 9% to $670 million worldwide, with 6% growth in the U.S.

•	Knee sales increased 17% worldwide and increased 13% in the U.S.

•	Reported net loss of $3 million improved from a net loss of $479 million for the third quarter of fiscal year 2009

Net sales increased 9% to $669.8 million during the third fiscal quarter ended February 28, 2010 from $615.0 million during the third quarter of fiscal year 2009.

U.S. sales increased 6% during the third quarter to $412.6 million; Europe sales increased 8% to $181.4 million; and International (primarily Canada, South America, Mexico and the Pacific Rim) sales increased 28% to $75.8 million.

Reported operating income totaled $100.1 million during the third quarter of fiscal year 2010 compared to an operating loss during the third quarter of fiscal 2009 of $378.1 million, which included a $448.5 million impairment charge related to the goodwill and intangibles associated with our dental reconstructive business.

On a reported basis, the Company recorded a net loss of $3.1 million during the third quarter of fiscal 2010 compared to a net loss of $478.7 million during the third quarter of fiscal 2009.

Interest expense was $128.0 million during the third quarter compared to $132.3 million during the third quarter of fiscal year 2009, primarily due to lower interest rates on floating rate debt.

Biomet’s President and Chief Executive Officer Jeffrey R. Binder remarked, “Strong market demand for Biomet’s orthopaedic reconstructive products continued to drive the Company’s sales growth during the third quarter, most notably in our knee and extremity product categories. Additionally, we recorded very strong sales growth from our international division, as we continued to successfully penetrate key markets during the quarter.”

	Third Quarter Sales Performance
	Worldwide Reported Quarter 3 - 2010	Worldwide Reported Growth %	United States Growth %

Reconstructive	$508.4	12%	10%

Hips		8%	3%
Knees		17%	13%
Dental		3%	1%
Extremities		31%	45%
Other		6%	5%

Fixation	58.4	2%	-3%
Spine	56.1	4%	3%
Other	46.9	-7%	-7%

Total Sales	$669.8	9%	6%

During the third quarter of fiscal year 2010, Biomet’s knee sales grew 13% in the U.S. Key products that continued to drive the strong knee sales growth included the primary and revision components of the Vanguard® Complete Knee System, E1™ Antioxidant Infused Tibial Bearings, the Signature™ Personalized Patient Care program, and Regenerex® Primary Tibial Trays.

P.O. Box 587 • Warsaw, IN 46581-0587 • Office: 574.267.6639 • www.biomet.com

Global hip sales had domestic sales growth of 3% during the third quarter. In the U.S., the fiscal 2010 third quarter hip sales were up against a strong growth rate from the third quarter of fiscal 2009 of 16%. Advanced technologies contributing to third quarter sales growth were E1™ Antioxidant Infused Bearings, Regenerex® Ringloc®+ Cups and Biolox delta™1 Ceramic Femoral Heads, as well as Taperloc® Microplasty® Hip Stems. In Europe, the Exceed ABT™ Advanced Bearing Technologies System2 continued to receive strong market demand during the third quarter, driven primarily by its ceramic-on-ceramic and E1™ Antioxidant Infused Bearing options.

The Company’s extremity sales increased 45% in the U.S. as a result of excellent market demand for the Comprehensive® Primary, Reverse, and Fracture Shoulder Systems, the Discovery® Elbow and the ExploR® Modular Radial Head. Strong demand for the anatomical and reverse versions of the T.E.S.S. Shoulder System3 contributed to extremity sales in Europe.

Dental reconstructive device sales increased 1% during the third quarter of fiscal 2010. During the third quarter, dental reconstructive device sales continued to be impacted by pressure on the dental implant market due to the global economic climate, but to a lesser extent than the prior few quarters. The Encode® Complete System continued to receive favorable market acceptance worldwide during the quarter.

Fixation sales decreased 3% in the U.S. during the third quarter. Double-digit growth for craniomaxillofacial fixation sales and the positive sales growth for internal fixation were offset by decreased sales of external fixation and electrical stimulation devices. The TraumaOne™ Fixation System continued to penetrate the craniomaxillofacial fixation market during the third quarter, while the OptiLock® Proximal Humeral Plating System was the key contributor to internal fixation sales growth.

During the third quarter, spine sales increased 3% in the U.S. Sales growth in the spine hardware and orthobiologics product category was impacted by a slight decrease in spinal stimulation sales. Key spine products during the third quarter included the Solitaire™ PEEK Anterior Spine System, the C-Thru™ Small Stature PEEK-OPTIMA®4 Spacer, the ESL® PEEK-OPTIMA®4 Posterior Spacer, the Polaris™ Deformity System and the MaxAn™ Anterior Cervical Plate System5; as well as the Synergy™ Spinal System in Europe.

Sales of “other” products decreased 7% in the U.S. during the third quarter. High single-digit sales growth for sports medicine products was more than offset by decreased sales of softgoods and bracing products. Sports medicine products that contributed to sales growth during the quarter were the ToggleLoc™ Femoral Fixation Device with ZipLoop™ Technology, the ZipTight™ Fixation System, the ComposiTCP™ Interference Screw and the MicroMax™ Flex Suture Anchor.

[1]	Biolox delta™ is a trademark of CeramTec AG.
[2]	The Exceed ABT™ Advanced Bearing Technologies System is not available for sale in the United States.
[3]	The T.E.S.S. Shoulder System is not available for sale in the United States.
[4]	PEEK-OPTIMA® is a registered trademark of Invibio® Biomaterial Solutions.
[5]	The MaxAn™ Anterior Cervical Plate System incorporates technology developed by Gary K. Michelson, M.D.

All trademarks herein are the property of Biomet, Inc. or its subsidiaries unless otherwise indicated.

Financial Schedule Presentation

The Company’s unaudited condensed consolidated financial statements as of and for the three and nine months ended February 28, 2010 and 2009 and other financial data included in this press release have been prepared in a manner that complies, in all material respects, with generally accepted accounting principles in the United States and reflects purchase accounting adjustments related to the merger referenced below.

About Biomet

Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy. Biomet’s product portfolio encompasses reconstructive products, including orthopedic joint replacement devices, bone cements and accessories, autologous therapies and dental reconstructive implants; fixation products, including electrical bone growth stimulators, internal and external orthopedic fixation devices, craniomaxillofacial implants and bone substitute materials; spinal products, including spinal stimulation devices, spinal hardware and orthobiologics; and other products, such as arthroscopy products and softgoods and bracing products. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

The Merger

Biomet Inc. finalized the merger with LVB Acquisition Merger Sub, Inc., a wholly-owned subsidiary of LVB Acquisition, Inc., on September 25, 2007, which we refer to in this press release as the “merger date.” LVB Acquisition, Inc. is indirectly owned by investment partnerships directly or indirectly advised or managed by The Blackstone Group, Goldman Sachs & Co., Kohlberg Kravis Roberts & Co. and TPG Capital.

Contacts

For further information contact Daniel P. Florin, Senior Vice President and Chief Financial Officer at (574) 372-1687 or Barbara Goslee, Director, Corporate Communications at (574) 372-1514.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements are often indicated by the use of words such as “will,” “intend,” “anticipate,” “estimate,” “expect,” “plan” and similar expressions. Forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by the forward looking statements due to, among others, the following factors: the success of the Company’s principal product lines; the results of ongoing investigations by the United States Department of Justice and the United States Securities and Exchange Commission; the ability to successfully implement new technologies; the Company’s ability to sustain sales and earnings growth; the Company’s success in achieving timely approval or clearance of its products with domestic and foreign regulatory entities; the impact to the business as a result of compliance with federal, state and foreign governmental regulations and with the Corporate Integrity Agreement; the impact to the business as a result of the economic downturn in both foreign and domestic markets; the impact of federal health care reform; the impact of anticipated changes in the musculoskeletal industry and the ability of the Company to react to and capitalize on those changes; the ability of the Company to successfully implement its desired organizational changes and cost-saving initiatives; the impact to the business as a result of the Company’s significant international operations, including, among others, with respect to foreign currency fluctuations and the success of the Company’s transition of certain manufacturing operations to China; the impact of the Company’s managerial changes; the ability of the Company’s customers to receive adequate levels of reimbursement from third-party payors; the Company’s ability to maintain its existing intellectual property rights and obtain future intellectual property rights; the impact to the business as a result of cost containment efforts of group purchasing organizations; the Company’s ability to retain existing independent sales agents for its products; and other factors set forth in the Company’s filings with the SEC, including the Company’s most recent annual report on Form 10-K and quarterly reports on Form 10-Q. Although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or non-occurrence of future events. There can be no assurance as to the accuracy of forward-looking statements contained in this press release. The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company’s objectives will be achieved. The Company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements which speak only as of the date on which they were made.

Biomet, Inc.

Product Net Sales

Three Month Period Ended February 28, 2010 and February 28, 2009

(in millions, unaudited)

	Three Months Ended February 28, 2010	Three Months Ended February 28, 2009	Reported Growth %
Reconstructive	$508.4	$453.8	12%
Fixation	58.4	57.0	2%
Spine	56.1	53.8	4%
Other	46.9	50.4	(7)%

Total Sales	$669.8	$615.0	9%

Biomet, Inc.

Product Net Sales

Nine Month Period Ended February 28, 2010 and February 28, 2009

(in millions, unaudited)

	Nine Months Ended February 28, 2010	Nine Months Ended February 28, 2009	Reported Growth %
Reconstructive	$1,499.6	$1,383.2	8%
Fixation	175.3	175.5	—%
Spine	174.2	160.4	9%
Other	146.4	145.7	1%

Total Sales	$1,995.5	$1,864.8	7%

Biomet, Inc.

Geographic Segment Net Sales Percentage Summary

Three Month Period Ended February 28, 2010 and February 28, 2009

(in millions, unaudited)

	Three Months Ended February 28, 2010	Three Months Ended February 28, 2009	Reported Growth %
Geographic Segments:
United States	$412.6	$387.9	6%
Europe	181.4	167.8	8%
International	75.8	59.3	28%

Total Sales	$669.8	$615.0	9%

Biomet, Inc.

Geographic Segment Net Sales Percentage Summary

Nine Month Period Ended February 28, 2010 and February 28, 2009

(in millions, unaudited)

	Nine Months Ended February 28, 2010	Nine Months Ended February 28, 2009	Reported Growth %
Geographic Segments:
United States	$1,220.9	$1,135.9	7%
Europe	542.4	532.6	2%
International	232.2	196.3	18%

Total Sales	$1,995.5	$1,864.8	7%

Biomet, Inc.

Balance Sheets

(in millions)

	(Unaudited)
	February 28, 2010	May 31, 2009
Assets
Cash and cash equivalents	$167.4	$215.6
Accounts receivable, net	522.7	511.1
Income tax receivable	16.7	20.0
Inventories	536.8	523.9
Current deferred income taxes	78.2	78.4
Prepaids and other current assets	46.1	39.1
Property, plant and equipment, net	650.0	636.1
Intangible assets, net	5,402.5	5,680.0
Goodwill	4,794.9	4,780.5
Other assets	107.1	116.2

Total Assets	$12,322.4	$12,600.9

Liabilities and Shareholder’s Equity
Current liabilities	$540.8	$550.0
Short-term borrowings	37.0	81.2
Long-term debt	5,985.3	6,131.5
Deferred income taxes, long-term	1,708.0	1,816.3
Other long-term liabilities	185.8	181.6
Shareholder’s equity	3,865.5	3,840.3

Total Liabilities and Shareholder’s Equity	$12,322.4	$12,600.9

Biomet, Inc.

Consolidated Statements of Cash Flows

(in millions, unaudited)

	Nine Months Ended February 28, 2010	Nine Months Ended February 28, 2009
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net loss	$(33.1)	$(578.3)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	415.8	396.2
Amortization of deferred financing costs	8.5	8.5
Goodwill and intangible assets impairment charge	—	448.5
Stock based compensation expense	14.3	26.3
Recovery for doubtful accounts receivable	(9.8)	(7.4)
Loss (gain) on investments, net	(3.0)	13.6
Provision for inventory obsolescence	3.8	0.9
Deferred income taxes	(104.6)	(146.0)
Other	9.1	3.9
Changes in operating assets and liabilities:
Accounts receivable	(13.8)	(44.6)
Inventories	(35.9)	(22.7)
Prepaid expenses	(7.4)	1.1
Accounts payable	(21.1)	(6.9)
Income tax receivable	19.6	52.4
Accrued interest	64.3	59.3
Other	(53.7)	(8.4)

Net cash provided by operating activities	253.0	196.4

CASH FLOWS USED IN INVESTING ACTIVITIES:
Proceeds from sales of investments	16.1	—
Purchases of investments	(13.3)	—
Net proceeds from sale of property and equipment	0.5	—
Capital expenditures	(146.9)	(127.4)
Acquisitions, net of cash acquired	(9.8)	(9.5)

Net cash used in investing activities	(153.4)	(136.9)

CASH FLOWS USED IN FINANCING ACTIVITIES:
Debt:
Proceeds under revolving credit agreements	20.3	45.6
Payments under revolving credit agreements	(68.4)	(23.5)
Payments under senior secured credit facility	(27.0)	(26.9)
Proceeds under asset-based revolver	(65.2)	165.4
Repurchases of senior notes	(8.7)	—
Equity:
Capital contributions	—	3.7
Repurchase of common shares	(1.5)	(0.7)

Net cash provided by (used in) financing activities	(150.5)	163.6
Effect of exchange rate changes on cash	2.7	(11.4)

Increase (decrease) in cash and cash equivalents	(48.2)	211.7
Cash and cash equivalents, beginning of period	215.6	127.6

Cash and cash equivalents, end of period	$167.4	$339.3

Biomet, Inc.

As Reported Consolidated Statements of Operations

(in millions, unaudited)

	Three Months Ended February 28, 2010	Three Months Ended February 28, 2009

Net sales	$669.8	$615.0
Cost of sales	194.7	186.1

Gross profit	475.1	428.9
Gross profit percentage	70.9%	69.7%

Selling, general and administrative	256.1	244.0
Research and development	26.6	20.0
Amortization	92.3	94.5
Goodwill and intangible assets impairment charge	—	448.5

Operating income	100.1	(378.1)
Percentage of Sales	14.9%	-61.5%

Other expense (income), net	(4.0)	9.7
Interest expense	128.0	132.3

Loss before income taxes	(23.9)	(520.1)

Income taxes	(20.8)	(41.4)

Tax rate	87.0%	8.0%

Net loss	$(3.1)	$(478.7)

Percentage of Sales	-0.5%	-77.8%

Biomet, Inc.

As Reported Consolidated Statements of Operations

(in millions, unaudited)

	Nine Months Ended February 28, 2010	Nine Months Ended February 28, 2009

Net sales	$1,995.5	$1,864.8
Cost of sales	593.6	562.5

Gross profit	1,401.9	1,302.3
Gross profit percentage	70.3%	69.8%

Selling, general and administrative	769.5	752.2
Research and development	76.7	66.9
Amortization	282.4	275.8
Goodwill and intangible assets impairment charge	—	448.5

Operating income	273.3	(241.1)
Percentage of Sales	13.7%	-12.9%

Other expense (income), net	(18.9)	30.3
Interest expense	389.6	412.6

Loss before income taxes	(97.4)	(684.0)

Income taxes	(64.3)	(105.7)

Tax rate	66.0%	15.5%

Net loss	$(33.1)	$(578.3)

Percentage of Sales	-1.7%	-31.0%